1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Creo Capital Securities, LLC (the "Company") is a "mergers and acquisitions type" FINRA broker/dealer that provides strategic and financial advisory services, in all industries throughout North America. The Company has no subsidiaries.  The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one member with all rights and privileges of voting, contribution and distribution.  The member has limited liability, to the extent of his agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms.  The Company performs continuing credit evaluations of its customers' financial condition.  Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected.  The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts.  After all attempts to collect a receivable have failed, the receivable is written off.  Based on the information available, management believes the Company's accounts receivable are all collectible.

Income Taxes

The Company is organized as a limited liability company.  The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue.  The member is personally liable for income taxes on their respective shares of the Company's income. All the years for which the Company has filed income tax returns are subject to examination as of December 31, 2015, and it is the Company's policy to include penalties and interest in its taxes and licenses expense.  The Company has not incurred any interest or penalties related to its tax filings.

Revenue Recognition

In general, revenue is recognized when the service is performed.  Some advisory fees are contingent upon the success of a contemplated transaction.  Such fees are recognized when the contingency is met.

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities.  Management estimates the allowance for doubtful accounts.  Management uses its historical records and knowledge of its business in making these estimates.  Actual results could differ from those estimates applied in the preparation of the financial statements.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Fair Value of Financial Instruments

    The Company's financial instruments, including accounts receivable, and accounts payable and accrued expenses are carried at cost, which approximates their fair value due to the relatively short maturity of these instruments.

2.  COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

    Legal Matters

    No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

    Cost-Sharing Agreement

    The Company is a party to a cost-sharing agreement under which it shares certain costs with Creo Capital Advisors, LLC ("CCA"), which is wholly owned by the member of the Company. These costs include office premises, certain personnel, supplies, leased equipment, telephone, information technology support and electronic file backup services. $524,524 of costs were allocated from CCA to the Company during the year ended December 31, 2015.

    Related Party Transactions

    The Company makes certain payments to CCA as part of the cost-sharing agreement and to facilitate payments to certain personnel as CCA is responsible for payroll. The transactions with CCA during the year ended December 31, 2015 are as follows:

    | | |
    |---|---|
    | Costs allocated from CCA | $524,524 |
    | Advance to CCA | $1,070,039 |
    | Retainer fees received by the Company on behalf of CCA | $14,429 |
    | Bonus to officers remitted/transferred to CCA | $1,137,421 |
    | Receivable from CCA distributed to the member | $687,643 |

    The balance receivable from CCA is $0 at December 31, 2015

3.  NET CAPITAL

    Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital. The net capital of the Company at December 31, 2015 amounted to $505,117. The Company was in compliance with those requirements at December 31, 2015.

4.  EXEMPTION FROM REQUIREMENTS INCLUDING THE EXEMPTIVE PROVISION

    The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. As such, the Company is exempt from computing the reserve requirement for the year ended December 31, 2015 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

5.      CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. At December 31, 2015, the Company had cash exceeding the insured limits by $256,017.

Customers

During the year ended December 31, 2015, the Company generated 89% of its revenue from two clients, and a third client comprised the remainder of the revenue.

6.       SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 25, 2016, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

See report of independent registered public accounting firm.